Exhibit 99.1

Oncolytics Biotech® Inc. Announces Canadian Cancer Trials Group to Present Final Randomized Data from Phase 2 Metastatic Breast Cancer Study at AACR 2017 Annual Meeting

•	New data evaluating investigational compound REOLYSIN® in combination with paclitaxel in metastatic Breast Cancer
•	Growing understanding of the potential role of REOLYSIN® in treating a broad range of cancers

CALGARY, March 2, 2017 /CNW/ - Oncolytics Biotech® Inc. (Oncolytics or the Company) (TSX:ONC) (OTCQX:ONCYF) today announced that the Canadian Cancer Trials Group (CCTG, formerly known as the National Cancer Institute of Canada) will present clinical trial data evaluating the Company's investigational immuno-oncology viral-agent, REOLYSIN®, during the  American Academy of Cancer Research (AACR) Annual Meeting, April 1-5, in Washington, DC.

"We're very pleased that CCTG has this opportunity to present final data from the metastatic breast cancer study to the international scientific community," said Dr. Matt Coffey, President & CEO of Oncolytics.

The abstract, authored by Bernstein et al, "A randomized (RCT) phase II study of oncolytic reovirus (pelareorep) plus standard weekly paclitaxel (P) as therapy for metastatic breast cancer (mBC)" will be available on the AACR website on March 31, 2017. Submitted by the CCTG, the abstract covers final results from IND 213, an open-label, randomized, non-blinded Phase 2 study to assess the therapeutic combination of intravenously-administered REOLYSIN given in combination with paclitaxel versus paclitaxel alone in patients with advanced or metastatic breast cancer.

Oncolytics would like to thank the patients that participated in this study, the CCTG and all the physicians and nurses involved.

About Breast Cancer
The American Cancer Society estimates there will be 255,180 new cases of breast cancer diagnosed in the United States and 41,070 deaths from the disease in 2017.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, an immuno-oncology viral-agent, as a potential treatment for a variety of tumor types. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to potentially treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to the Phase 2 clinical trial in breast cancer, future trials in this indication, and the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN  as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

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For further information: Oncolytics Investor & Media Contact: Oncolytics Biotech Inc., Michael Moore, Vice President, Investor Relations & Corporate Communications, 858-886-7813, mmoore@oncolytics.ca; AXON Media Contact, Marian Cutler, 914-701-0100 ext. 5361, mcutler@axon-com.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 02-MAR-17